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                            Captura Software, Inc.
                             6710 108th Avenue NE
                              Kirkland, WA 98033

                               January 26, 2001


Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, NW
Washington, DC 20549

Attn:  Barbara C. Jacobs
       Mark P. Shuman
       Maryse Mills-Apenteng
       Denis Muse
       Nicole Chantre

     Re: CAPTURA SOFTWARE, INC. REQUEST FOR WITHDRAWAL OF REGISTRATION STATEMENT ON FORM S-1 (FILE NO. 333-47826)

Ladies and Gentlemen:

     Due to unfavorable market conditions, Captura Software, Inc. (the "Registrant") respectfully requests that the Commission consent to the withdrawal of the Registrant's Registration Statement on Form S-1 (File No. 333-47826) initially filed with the Commission on October 12, 2000. The Registrant has not printed or circulated preliminary prospectuses nor issued or sold any of its securities in connection with the proposed registration.

                                    Sincerely,

                                    CAPTURA SOFTWARE, INC.

                                    /s/ Dan Vetras

                                    Dan Vetras
                                    President and Chief Executive Officer